UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) - General Ordinary Shareholders’ Meeting Call

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR) (The Company) (Taxpayer Identification Number CUIT  30-65511620-2 hereby summons its Class A, B and C Shareholders to the General Ordinary Shareholders Meeting to be held on Tuesday July 28th, 2020 at 11.30 a.m. as first notice and second notice to be held at 12.30 a.m. In the event it is possible to hold the meeting in person, the meeting will be held at the Company’s registered office located at Libertador Avenue 6363, ground floor of the Autonomous City of Buenos Aires; in the event that on the date planned to hold the meeting, the prohibitions or restrictions to circulation imposed by Executive Decree No. 297/2020 and its subsequent extensions, and other regulations issued in this regard, the meeting will be held remotely. In said case and pursuant to the provisions and authorizations of General Resolution No. 830/2020 of the National Securities Commission, it is informed that: (i) The Meeting will be held on the same day and time as planned through the software platform “Cisco Webex” which allows: a) free accessibility of all participants to the Meeting; b) the possibility to participate with voice and vote by means of a simultaneous transmission of sound, image and voice during all the meeting thus ensuring the equal treatment principle to all participants and c)  recording the whole meeting in a digital format and maintaining a copy in a digital support. Likewise, a mechanism that enables the identification of participants and/or attorneys in fact will be implemented, and the members of the Auditing Commission who participate in the meeting will supervise the due compliance of the legal, statutory and regulatory provisions with special attention to the observation of procedures stated by the National Securities Commission General Resolution No. 830/2020. (ii) the link and method to access the system, together with access instructions will be sent to shareholders who confirm their participation to the Meeting with corresponding legal anticipation; (iii) Shareholders shall confirm their participation to the Meeting by means of an electronic message to the legales.corporativo@edenor.com with the corresponding stock ownership certificate issued in digital format by the registrar agent, up to July 22nd 2020 inclusive,  (iv) Shareholders who participate in the Meeting by means of an attorney in fact shall send to the above mentioned email address the corresponding authorizing document duly authenticated and with at least five (5) business days in advance to the celebration of the meeting.

The Meeting summoned by means of this legal notice will discuss the following Agenda: 1°) Appointment of two (2) shareholders to approve and sign the Minutes, 2°) Appointment of two (2) permanent directors and two (2) alternate directors: one (1) alternate director to be appointed by Class ¨A¨ Shareholders, and two (2) permanent directors and one (1) alternate director to be appointed by “B” and “C” Shareholders jointly. 3°) Granting of authorizations to carry out the procedures and presentations required to obtain the corresponding registrations.

NOTE 1: Shareholders are hereby reminded that Caja de Valores S.A., domiciled at 25 de Mayo 362 (C1002ABH) Autonomous City of Buenos Aires, keeps the Company´s book-entry shares registry. To attend the Meeting, shareholders shall obtain a certificate of the book-entry shares issued in this regard by Caja de Valores S.A. physically or in digital format and submit or send said certificate for registration in the  Attendance Record Book on the 10th Floor (Legal Affairs Management) of the Company’s headquarters Libertador Avenue 6363, ground floor of the Autonomous City of Buenos Aires or send the certificate issued by Caja de Valores S.A. in digital format to the email address legales.corporativo@edenor.com; in both cases up to July 22nd 2020 inclusive, from 10 am to 1:00 pm  and from  2 pm to 5 pm.

NOTE 2: Pursuant to the provision of General Resolution No. 465/2004 issued by the National Securities Commission, upon registration to participate in the Meeting, the following information about the  shall be submitted by the holder of the shares: full name, surname or business name, Type and ID number for individuals and evidence of registration/incorporation of the legal entity stating the Registry where it was registered as well as the jurisdiction, domicile and capacity. The same information shall be submitted by the person attending the Meeting as representative of holder of the shares.

NOTE 3: It is hereby requested to Shareholders to appear or connect, as the case may be, with at least ten (10) minutes in advance to the planned hour to start the meeting, in order to verify the powers of attorney and, if appropriate, sign the Attendance Record Book.”

Ricardo A. Torres, Chairman of Board of Directors. Appointed Director by the Ordinary and Extraordinary General Shareholder’s Meeting held on April 28th, 2020, Minutes No. 7, appointed Chairman in the Board of Directors Meeting held on May 11th, 2020 pursuant to Minutes No. 448.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: June 30, 2020